

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2024

Hui Chun Kit
Chief Executive Officer
Primega Group Holdings Ltd
Room 2912, 29/F., New Tech Plaza
34 Tai Yau Street
San Po Kong
Kowloon, Hong Kong

> **Re: Primega Group Holdings Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed April 25, 2024**
> **File No. 333-277692**

Dear Hui Chun Kit:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 29, 2024 letter.

Amended Registration Statement on Form F-1

General

1. We note your response to prior comment 1. It remains unclear why the company has elected to register the resales by these selling shareholders and why such resales are being registered at this time. We note that the selling shareholders using the resale prospectus have no registration rights and otherwise have no material relationship with the company other than as stockholders, and that such resales, conducted at market prices, constitute the majority of the shares being registered for sale pursuant to the registration statement. To help us understand whether these resales are, in fact, being conducted on behalf of the company, please elaborate upon why the company is registering resales on their behalf in conjunction with the company's own firm commitment offering, why the selling

shareholders acquired the shares from your controlling shareholder as opposed to acquiring such shares directly from you, and how they came to be aware of the controlling shareholder's desire to transfer, sell or dispose of their shares, and why the controlling stockholder determined to make the sales at that time. As related to Dusk Moon International Limited and Moss Mist Investment Limited, please also tell us whether Eddid Securities USA, Inc., had any role in, or direct or indirect participation in facilitating the sale of shares.

Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ying Li, Esq.